SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                             Strayer Education, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    863236105
                                 (CUSIP NUMBER)


           Steven B. Klinsky                         with copies to:
      New Mountain Partners, L.P.                   Trevor S. Norwitz
      712 Fifth Avenue, 23rd Floor            Wachtell, Lipton, Rosen & Katz
        New York, New York 10019                     51 West 52nd St
             (212) 720-0300                        New York, NY 10019
                                                     (212) 403-1000


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 15, 2001
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




                              (Page 1 of 13 Pages)

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
      Above Person
      New Mountain Partners, L.P.
      13-4099832

(2)   Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                      (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds

      AF, OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                  [  ]

(6)   Citizenship or Place of Organization

      Delaware

      Number of   (7)  Sole Voting Power            None
       Shares
    Beneficially  (8)  Shared Voting Power          6,769,231
      Owned by
        Each      (9)  Sole Dispositive Power       None
     Reporting
    Person With:  (10) Shared Dispositive Power     6,769,231


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,769,231 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares  [  ]

(13)  Percent of Class Represented by Amount in Row (11)
             48.0%

(14)  Type of Reporting Person

      PN


                              (Page 2 of 13 Pages)

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
      Above Persons
      New Mountain Investments, L.P.
      13-4099829

(2)   Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                      (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds

      AF, OO

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                 [  ]

(6)   Citizenship or Place of Organization

      Delaware

     Number of     (7)  Sole Voting Power            None
      Shares
   Beneficially    (8)  Shared Voting Power          6,769,231
     Owned by
       Each        (9)  Sole Dispositive Power       None
     Reporting
    Person With:  (10) Shared Dispositive Power      6,769,231


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
            6,769,231 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

(13)  Percent of Class Represented by Amount in Row (11)
                  48.0%

(14)  Type of Reporting Person

      PN


                              (Page 3 of 13 Pages)

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
      Above Persons
      New Mountain GP, LLC
      13-4099827

(2)   Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                      (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds

      AF, OO

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                 [  ]

(6)   Citizenship or Place of Organization

      Delaware

     Number of     (7)  Sole Voting Power            None
      Shares
   Beneficially    (8)  Shared Voting Power          6,769,231
     Owned by
       Each        (9)  Sole Dispositive Power       None
     Reporting
    Person With:  (10) Shared Dispositive Power      6,769,231


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
            6,769,231 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

(13)  Percent of Class Represented by Amount in Row (11)
                  48.0%

(14)  Type of Reporting Person

      OO


                              (Page 4 of 13 Pages)

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
      Above Persons
      Steven B. Klinsky

(2)   Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                      (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds

      OO, PF

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                 [  ]

(6)   Citizenship or Place of Organization

      United States of America

     Number of     (7)  Sole Voting Power            None
      Shares
   Beneficially    (8)  Shared Voting Power          6,769,231
     Owned by
       Each        (9)  Sole Dispositive Power       None
     Reporting
    Person With:  (10) Shared Dispositive Power      6,769,231


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
            6,769,231 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

(13)  Percent of Class Represented by Amount in Row (11)
                  48.0%

(14)  Type of Reporting Person

      IN


                              (Page 5 of 13 Pages)

ITEM 1.     SECURITY AND ISSUER

      The statement on Schedule 13D (the "Schedule 13D"), filed jointly on March 26, 2001 by the persons listed on the signature page thereto relating to the beneficial ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer") and the contemplated ownership of Series A Preferred Stock, par value $.01 per share of the Issuer, which are convertible into Common Stock, is hereby amended and supplemented as set forth below (the "Amendment") by the persons listed on the signature page hereto (the "Reporting Persons"). The principal executive offices of the Issuer are located at 1025 Fifteenth Street, N.W., Washington, D.C. 20005. Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND

      This Amendment is jointly filed by the Reporting Persons. Item 2 of the
Schedule 13D is unchanged and is hereby incorporated herein by reference.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The disclosure in Item 3 is hereby amended and supplemented by adding the following:

      On May 15, 2001 (the "Closing Date"), the Issuer, New Mountain and DB Capital consummated the purchase and sale of the Series A Preferred Stock as contemplated by the Purchase Agreement. At the Closing as defined in the Purchase Agreement, New Mountain and DB Capital were issued 4,423,077 and 1,346,154 shares of Series A Preferred Stock, respectively, in consideration for an aggregate of $150 million in cash that was transferred out of escrow to the Issuer for use in the Issuer's Self-Tender. Upon the Closing, the irrevocable proxy granted to New Mountain and DB Capital, dated March 16, 2001 from the Ron
K. Bailey and Beverly W. Bailey (the "Baileys"), as described in the Schedule 13D, was terminated.

      The funds that New Mountain put in escrow on March 16, 2001 were obtained from capital contributions from its partners.


ITEM 4.     PURPOSE OF THE TRANSACTION

      The disclosure in Item 4 is hereby amended and supplemented by adding the following:

      On May 15, 2001, New Mountain was issued 4,423,077 shares of Series A Preferred Stock in connection with the consummation of its investment in the Issuer. New Mountain and DB Capital invested $150 million in the Issuer in return for the Issuer's Series A Preferred Stock, which is convertible into Common Stock. The Issuer used this money and approximately $30 million of cash on hand to complete the Self-Tender and to pay for the 7,175,000 shares tendered by the Baileys in the Self-Tender. In addition, in connection with the Support and Option Agreement, the Baileys granted New Mountain an option to purchase up to 767,000 of their shares at a price of $30.00 per share.

      As previously described in the Schedule 13D, pursuant to the Purchase Agreement and Shareholders Agreement, New Mountain appointed four directors of the Issuer's twelve-member Board and with DB Capital jointly appointed a fifth director. New Mountain's appointees are



                              (Page 6 of 13 Pages)

Steven B. Klinsky, Robert R. Grusky, J. David Wargo and Gary S. Gensler. New Mountain jointly with DB Capital also appointed William E. Brock as a director. Additionally, as required by the Shareholders Agreement, New Mountain supported DB Capital's appointment of Steven K. Dollinger as a director.

      The description of the Purchase Agreement, other related agreements, other related documents and the transactions contemplated thereby ("the Transaction") and the Exhibits to the Schedule 13D are not intended to be complete, and are qualified throughout by reference to such documents. In addition, the Transaction is described in the Proxy Statement of the Issuer dated February 14, 2001 relating to a Special Meeting of Stockholders, which was filed with the Securities and Exchange Commission.

      (a) Pursuant to the Purchase Agreement, New Mountain purchased from the Issuer 4,423,077 shares of Series A Preferred Stock for $115 million and DB Capital purchased from the Issuer 1,346,154 shares of Series A Preferred Stock for $35 million. The Articles Supplementary, which governs the terms of the Series A Preferred Stock, were filed with the State Department of Assessments and Taxation of Maryland on May 15, 2001 and are incorporated herein by reference.

            Under the Articles Supplementary the holders of the Series A Preferred Stock have the right to elect (w) at least one half of the members of the Board for so long as at least 90% of the votes that can be cast by the holders of the Series A Preferred Stock on the Closing Date remain outstanding,
(x) at least 40% of the members of the Board for so long as at least 50% of the votes that can be cast by the holders of Series A Preferred Stock on the Closing Date remain outstanding, (y) at least 25% of the members of the Board for so long as at least 25% of the votes that can be cast by the holders of the Series A Preferred Stock on the Closing Date remain outstanding, or (z) at least one member of the Board for so long as at least 10% of the votes that can be cast by the holders of the Series A Preferred Stock on the Closing Date remain outstanding. As discussed previously in the Schedule 13D, New Mountain and DB Capital have, pursuant to the Shareholders' Agreement, agreed as to how such rights to elect members of the Board will be allocated between themselves. Additionally, as long as clause (w) or (x) above is satisfied, the Issuer shall not, and shall not permit any of its subsidiaries to, without the consent of the majority of the directors elected by the holders of the Series A Preferred Stock, effect or validate any of the following:

            (i) any authorization or issuance, reclassification, repurchase, redemption or other acquisition of any of its equity securities or any rights, warrants, options or other securities exercisable for, convertible into or otherwise carrying the right to acquire any equity securities, or any derivative or similar securities with respect to any of the foregoing;

            (ii) any issuance or incurrence of (or agreement to issue or incur, including by way of an acquisition of any entity, or any merger, business combination or similar transaction or as a result of any amendment to any indenture, credit agreement or other similar instrument) indebtedness (other than trade payables) if, after giving effect thereto, the Issuer's indebtedness (other than trade payables) would be greater than $25 million, on a consolidated basis;

            (iii) the liquidation, dissolution, winding up or reorganization of the Issuer;



                              (Page 7 of 13 Pages)

            (iv) any transaction or series of related transactions involving a change of control of the Issuer or the sale of all or substantially all of the equity or assets of the Issuer, or any acquisition, disposition or other business combination transaction (or series of transactions) involving consideration in an amount greater than $20 million in the aggregate;

            (v)   any amendment to the Issuer's charter or bylaws; or

            (vi) the removal or replacement of, or the establishment of the level or form of compensation payable to, the Issuer's Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

            Under the Articles Supplementary, each share of the Series A Preferred Stock shall entitle its holder at any time to vote on all matters entitled to be voted on by the holders of Common Stock (or any other voting security) voting together as a single class therewith (with each share of Series A Preferred Stock being entitled to the number of votes equal to the number of shares of Common Stock into which such Series A Preferred Stock is convertible into at such time). In addition, as long as any shares of the Series A Preferred Stock are outstanding, the affirmative vote of the holders of at least a majority of the Series A Preferred Stock then outstanding acting as a single class shall be necessary for effecting, entering into, engaging in or approving:

            (i) any reclassification of the Series A Preferred Stock or any change in the Issuer's charter or bylaws, which would adversely affect the dividend or liquidation preferences, voting powers or other rights of the holders of the Series A Preferred Stock;

            (ii) the authorization or creation of, or the increase in the authorized amount of, or issuance of any shares of any class or series of (or reclassification of any securities into) securities of the Issuer ranking senior or on par with the Series A Preferred Stock with respect to distributions or rights on liquidation, or any security convertible into or exercisable for or otherwise representing the right to acquire any such securities or any derivative or similar securities representing any of the foregoing;

            (iii) any issuance of shares of Common Stock at a price equal to or less than $26 per share, adjusted to reflect any changes in capitalization of the Issuer after the Closing Date, or of securities convertible into or exchangeable for, or otherwise representing the right to acquire, Common Stock for a consideration per share equal to or less than $26 per share, as adjusted, based on the initial consideration paid; and

            (iv) the declaration, payment or making of any dividend or other distribution in respect of any shares of the stock of the Issuer other than dividends on the Series A Preferred Stock and the regular quarterly dividends in cash (adjusted to reflect changes in the Common Stock after the Closing Date), provided that Board may without a vote of the holders of the Series A Preferred Stock nominally increase such regular quarterly dividend.

            The holders of shares of the Series A Preferred Stock, pursuant to the Articles Supplementary, are entitled to receive dividends prior to any amounts being paid on the Common Stock when, as and if declared by the Board out of funds legally available therefor.



                              (Page 8 of 13 Pages)

Dividends on the Series A Preferred Stock are payable as follows:


      (i) from the Closing Date until the fifth anniversary of that date, dividends accrue at an annual rate of 7.0% of the sum of the liquidation amount, which liquidation amount on the Closing Date was $26.00 per share, plus any accumulated and unpaid dividends, with .0875% of that amount payable in cash each quarter and the balance shall accumulate and compound quarterly until the Series A Preferred Stock either converts, is redeemed, or a liquidation event occurs; and

      (ii) beginning the day after the fifth anniversary of the Closing Date, dividends accrue at an annual rate of 3% of the sum of the liquidation amount plus any accumulated and unpaid dividends, all of which are payable in cash when the dividend is declared.

      In addition, when and if the Board declares regular quarterly dividends on the common stock up to $0.065 per share, holders of the Series A Preferred Stock are not entitled to participate in the Common Stock dividend. However, the Series A Preferred Stock will participate on an as-converted basis in any dividends on Common Stock in excess of the regular quarterly dividends.

      The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock, which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual and addition of dividends to the liquidation preference.

      In addition, the Purchase Agreement and the Charter, as amended, which was filed with the State Department of Assessments and Taxation of Maryland on May 15, 2001, provides New Mountain and DB Capital with preemptive rights with respect to certain issuances of Common Stock after the Closing. Upon the consummation of the purchase and sale of the Series A Preferred, the irrevocable proxy to vote 8,175,000 which was granted by the Baileys to New Mountain and DB Capital was terminated.

      On May 15, 2001, the Issuer consummated the Self-Tender and purchased 7,175,000 shares from the Baileys in the tender.

      In addition, effective as of May 15, 2001, pursuant to the Support and Option Agreement, New Mountain has the right to acquire up to 767,000 shares of Common Stock from Mr. and Mrs. Bailey under the Option.

      (e) The Issuer used approximately $30 million of its cash on hand and the $150 million of the purchase price of the Series A Preferred Stock to effect the Self-Tender. The 7,175,000 shares of Common Stock tendered to the Issuer was canceled and returned to the status of authorized but unissued stock, which reduced the amount of Common Stock outstanding from 15,514,882 (the number of shares outstanding on May 15, 2001 prior to the consummation of the Self-Tender) to 8,339,882 shares. There are authorized and outstanding 5,769,231 shares of Series A Preferred Stock. The holders of shares of Series A Preferred Stock are entitled to dividends in the amount and for the periods of time as more fully described in the Articles Supplementary.



                              (Page 9 of 13 Pages)

      (g) The charter amendment became effective on May 15, 2001. Upon the issuance of the shares of Series A Preferred Stock under the Purchase Agreement, there were approximately 2.2 million shares of "blank check" preferred stock available for issuance.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      The disclosure in Item 5 is hereby amended and supplemented by adding the following:

      (a) As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 6,769,231 shares of Common Stock which include:

     (i) 5,769,231 shares of Common Stock issuable upon the conversion of 5,769,231 shares of Series A Preferred Stock. Of the shares of Series A Preferred Stock 4,423,077 are owned directly by the Reporting Persons, and the beneficial ownership of 1,346,154 shares of Series A Preferred Stock, which are currently convertible into 1,346,154 shares of Common Stock, arises from the Shareholders Agreement, which provides the Reporting Persons with the ability to require that DB Capital participate pro rata in certain sales of securities to a party that is not an affiliate of New Mountain and provides that each of the Reporting Persons and DB Capital support their respective individual and joint Board nominees. The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of Common Shares into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

     (ii) the Option granted to New Mountain and DB Capital to purchase up to 1,000,000 shares of Common Stock from the Baileys. Of this 1,000,000 shares, an option to purchase 767,000 was granted directly to New Mountain and an option to purchase the other 233,000 was granted to DB Capital.

Assuming the number of shares outstanding on May 16, 2001, the Reporting Persons may be deemed to beneficially own approximately 48.0% of the outstanding Common Stock, on a fully diluted basis. The Reporting Persons hereby disclaim beneficial ownership of the Series A Preferred Stock and the Option (and the shares issuable upon conversion of the Series A Preferred Stock and/or the exercise of the Option) to the extent owned by DB Capital.

      (b) The Reporting Persons and DB Capital may be deemed to comprise a group for the purposes of voting for directors and disposing of shares under the Stockholders Agreement, which is hereby incorporated by reference herein. As of the date of this Amendment, the Reporting Persons and DB Capital have shared voting power to direct the vote of 6,769,231 shares and have shared power to direct the disposition of 6,769,231 shares. Of this shared power to direct the disposition of shares, the power over 1,579,154 shares is shared with DB Capital, pursuant to New Mountain's drag-along rights. The Reporting Persons have the sole power to vote and sole power to direct the disposition of 0 shares and disclaim beneficial ownership of the Series A Preferred Stock and the shares issuable upon conversion of the Series A Preferred Stock and/or the Option.



                             (Page 10 of 13 Pages)

      For purposes of Section 13 of the Act, NMI may be deemed to control New Mountain, NM may be deemed to control NMI and Mr. Klinsky may be deemed to control NM. Each of the Reporting Persons may thus be considered to beneficially own and to have shared voting power with respect to all of the Series A Preferred Stock and Common Stock held beneficially by New Mountain and shared dispositive power with respect to 6,769,231 shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

      The disclosure in Item 6 is hereby amended and supplemented by adding the following:

      The Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 15, 2001 between the Issuer, New Mountain and DB Capital governs the rights of the holders of the shares of the Series A Preferred Stock to require the Issuer to register the Series A Preferred Stock or the Common Stock or other securities issuable upon conversion of the Series A Preferred Stock. The rights include, among other things, two full demand registrations, unlimited S-3 registrations (provided that no more than 2 per year can be requested and that the Issuer is S-3 eligible) and piggyback registration rights. The Issuer has agreed to pay all registration expenses incurred in connection with the exercise of the registration rights. All requests for registration are subject to customary terms and conditions. The Registration Rights Agreement is included as Exhibit 99.3 to this Statement and is incorporated herein by reference.

      Other than the Registration Rights Agreement, Shareholders Agreement, Purchase Agreement, Support and Option Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 3 and Item 4 above or in the Schedule 13D, which is incorporated by reference herein, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).



                             (Page 11 of 13 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  May 21, 2001

                                    NEW MOUNTAIN PARTNERS, L.P.

                                    By: New Mountain Investments, L.P., its
                                             general partner

                                    By: New Mountain GP, LLC, its
                                              general partner


                                    By:  /s/ Steven B. Klinsky
                                         ---------------------------------------
                                         Name:   Steven B. Klinsky
                                         Title:  Member


                                    NEW MOUNTAIN INVESTMENTS, L.P.

                                    By: New Mountain GP, LLC, its
                                              general partner


                                    By:  /s/ Steven B. Klinsky
                                         ---------------------------------------
                                         Name:   Steven B. Klinsky
                                         Title:  Member


                                    NEW MOUNTAIN GP, LLC


                                    By: /s/ Steven B. Klinsky
                                         ---------------------------------------
                                         Name:   Steven B. Klinsky
                                         Title:  Member



                                         /s/ Steven B. Klinsky
                                         ---------------------------------------
                                         Name:   Steven B. Klinsky



                             (Page 12 of 13 Pages)

                                INDEX TO EXHIBITS
                                -----------------

      99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).






                             (Page 13 of 13 Pages)